December 2010 Pricing Sheet dated December 20, 2010 relating to Preliminary Terms No. 615 dated December 14, 2010 to Registration Statement No. 333-156423 Filed pursuant to Rule 433
STRUCTURED INVESTMENTS
Opportunities in Commodities

Buffered PLUS Based on the Performance of a Basket of Commodities and a Commodity Index due
December 26, 2012
Seven Commodities + S&P GSCITM Brent Crude Index—Excess Return
Buffered Performance Leveraged Upside SecuritiesSM
PRICING TERMS – DECEMBER 20, 2010
Issuer:	Morgan Stanley
Issue price:	$1,000 per Buffered PLUS
Stated principal amount:	$1,000 per Buffered PLUS
Pricing date:	December 20, 2010
Original issue date:	December 23, 2010
Maturity date:	December 26, 2012
Aggregate principal amount:	$11,211,000
Basket	Basket commodity	Bloomberg ticker symbol	Weighting	Initial price
	S&P GSCITM Brent Crude Index—Excess Return (“brent crude index”)	SPGCBRP	25.0%	648.129
	Copper	LOCADY	12.5%	$9,250
	Palladium	PLDMLNPM	12.5%	$747
	Corn	C1	10.0%	599.50¢
	Cocoa	CC1	10.0%	$2,958
	Coffee	KC1	10.0%	224.65¢
	Soybeans	S1	10.0%	1,315.25¢
	Sugar	SB1	10.0%	32.96¢
Payment at maturity:	▪	If the basket performance factor is greater than 100%, meaning the basket has appreciated: $1,000 + leveraged upside payment
In no event will the payment at maturity exceed the maximum payment at maturity.
	▪	If the basket performance factor is less than or equal to 100% but greater than or equal to 90%, meaning the basket has declined in value by an amount less than or equal to the buffer amount of 10%:
$1,000
	▪	If the basket performance factor is less than 90%, meaning the basket has declined in value by an amount greater than the buffer amount of 10%:
($1,000 x basket performance factor) + $100
This amount will be less than the stated principal amount of $1,000. However, under no circumstances will the payment due at maturity on the Buffered PLUS be less than $100 per Buffered PLUS.
Maximum payment at maturity:	$1,280 per Buffered PLUS (128% of the stated principal amount)
Leveraged upside payment:	$1,000 x leverage factor x basket percent increase
Leverage factor:	140%
Minimum payment at maturity:	$100 per Buffered PLUS (10% of the stated principal amount)
Basket percent increase:	The sum of the products of, with respect to each basket commodity: [(final basket commodity price – initial basket commodity price) / initial basket commodity price] x weighting
Basket performance factor:	The sum of the products of, with respect to each basket commodity: [final basket commodity price / initial basket commodity price] x weighting
Commodity price:
For any trading day:
Copper:  the official cash offer price per ton (as stated in U.S. dollars);
Palladium:  the afternoon palladium fixing price per troy ounce (as stated in U.S. dollars);
Corn:  the official settlement price per bushel (as stated in U.S. cents);
Cocoa: the official settlement price per metric ton (as stated in U.S. dollars);
Coffee:  the official settlement price per pound (as stated in U.S. cents);
Soybeans:  the official settlement price per bushel (as stated in U.S. cents); and
Sugar:  the official settlement price per pound (as stated in U.S. cents).
For full descriptions, please see “Fact Sheet––Commodity price” beginning on page 5 of the accompanying preliminary terms.

Index value:	For any index business day, the official settlement price of the brent crude index
Initial basket commodity price:	The commodity price or index value, as applicable, for the applicable basket commodity on the pricing date. See “Basket–Initial price” above.
Final basket commodity price:	The commodity price or index value, as applicable, for the applicable basket commodity on the valuation date
Valuation date:
In respect of each basket commodity, December 20, 2012, subject to adjustment for a non-trading day or non-index business day (as applicable) or a market disruption event in respect of the applicable basket commodity.

Buffer amount:	10%
Interest:	None
CUSIP:	617482QD9
ISIN:	US617482QD96
Listing:	The Buffered PLUS will not be listed on any securities exchange.
Agent:
Morgan Stanley & Co. Incorporated (“MS & Co.”), a wholly-owned subsidiary of Morgan Stanley.  See “Supplemental information concerning plan of distribution; conflicts of interest” in the accompanying preliminary terms.

Commissions and Issue Price:	Price to Public	Agent’s Commissions(1)	Proceeds to Issuer
Per Buffered PLUS	$1,000	$22.50	$977.50
Total	$11,211,000	$252,247.50	$10,958,752.50
(1) Selected dealers, including Morgan Stanley Smith Barney LLC (an affiliate of the Agent), and their financial advisors will collectively receive from the Agent, MS & Co., a fixed sales commission of $22.50 for each Buffered PLUS they sell. For additional information, see “Supplemental information concerning plan of distribution; conflicts of interest” in the accompanying preliminary terms and “Plan of Distribution” in the accompanying prospectus supplement for Commodity PLUS.

“S&P GSCITM” is a trademark of The McGraw-Hill Companies, Inc. and has been licensed for use by Morgan Stanley.  The Buffered PLUS are not sponsored, endorsed, sold or promoted by The McGraw-Hill Companies, Inc., and The McGraw-Hill Companies, Inc. makes no representation regarding the advisability of investing in the Buffered PLUS.

You should read this document together with the preliminary terms describing the offering and the related prospectus supplement and prospectus, each of which can be accessed via the hyperlinks below.

Preliminary Terms No. 615 dated December 14, 2010
Prospectus Supplement for Commodity PLUS dated August 20, 2009         Prospectus dated December 23, 2008

The Buffered PLUS are not bank deposits and are not insured or guaranteed by the Federal Deposit Insurance Corporation or any other governmental agency, nor are they obligations of, or guaranteed by, a bank.

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in this offering will arrange to send you the prospectus if you request it by calling toll-free 1-800-584-6837.